Mail Stop 3561

	January 6, 2006

F. William Capp
Chief Executive Officer
Beacon Power Corporation
234 Ballardvale Street
Wilmington, MA 01887

Re:	Beacon Power Corporation
	Registration Statement on Form S-3
	Filed December 8, 2005
      Amendment No. 1 to Registration Statement on Form S-3
      Filed December 15, 2005
      File No. 333-130207
	Registration Statement on Form S-3
	Filed December 8, 2005
	File No. 333-130208

Dear Mr. Capp:

      We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Amendment No. 1 to Registration Statement of Form S-3 (333-130207)

General
1. We note that section 4.5(d) of the Securities Purchase Agreement provides the purchasers with the right to purchase additional securities in the event that you engage in a subsequent placement of securities within one year of the closing of the agreement. As a result, please provide us with an analysis addressing whether you completed the private placement prior to filing this registration statement. Please refer to Telephone Interpretation 3S(b) of the March 1999 Supplement to the Division of Corporation Finance Manual of Publicly Available Telephone Interpretations.

Selling Stockholders, page 9
2. Please tell us whether your selling stockholders are broker-dealers or affiliated with broker-dealers. If any of your selling stockholders are broker-dealers, please disclose that it is an "underwriter" within the meaning of the Securities Act of 1933. Also, you should revise this section, your prospectus cover page, and your Plan of Distribution section to state that the selling stockholder is a broker-dealer, and to state that it is also an underwriter with respect to the shares that it is offering for resale.
3. Also, if any of your selling stockholders are affiliates of a broker-dealer, please disclose, if true, that:

* the seller purchased the shares in the ordinary course of business, and

* at the time of the purchase of the securities to be resold, the seller had no agreements or understandings, directly or indirectly, with any person to distribute the securities.

If these statements are not true for any selling stockholder, then the prospectus must state that the selling stockholder is an underwriter.
4. In the accompanying footnotes to the table, please disclose the beneficial owner(s) who have voting or investment power over the securities being registered. See Interpretation 60 under Section I.
Regulation S-K in the Division of Corporation Finance`s Manual of Publicly Available Telephone Interpretations and Interpretation 4S under Regulation S-K in the March 1999 Interim Supplement to Division of Corporation Finance`s Manual of Publicly Available Telephone Interpretations.

Undertakings, page II-2
5. Please provide the full undertakings for Rule 415 offerings in
Item 512(a) of Regulation S-K.



Registration Statement on Form S-3 (333-130208)
6. Please revise to comply with the above comments as applicable.
7. Please confirm that the warrants overlying the common stock you are registering - the 800,000 shares issuable to Perseus 2000 Expansion and 1,333,333 shares issuable to Perseus Capital - are exercisable at a fixed price. In this regard, we note in your Current Report on Form 8-K filed May 26, 2005 that the warrants held by Persues 2000 Expansion are exercisable "at an exercise price of $1.0008 per share" and the warrants held by Persues Capital may be exercised "at an exercise price of $2.25 per share." If the common stock underlying warrants that you are registering instead is tied to a market-based or other formula not within the scope of Rule 416, then please revise the prospectus to clearly set forth the exercise terms of the warrants.

* * *

       As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of
1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

      Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

?	should the Commission or the staff, acting pursuant to
delegated
authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

?	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and


?	the company may not assert staff comments and the declaration of
effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

      We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

      We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

      Please contact Kurt Murao, Attorney Advisor, at (202) 551-
3338,
or David Mittelman, Branch Chief, at (202) 551-3214 if you have questions regarding the comments.

      Sincerely,



						H. Christopher Owings
      					Assistant Director


cc: 	Albert L. Sokol, Esq.
	Edwards Angell Palmer & Dodge LLP
      Fax: (617) 517-5576

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F. William Capp
Beacon Power Corporation
January 6, 2006
Page 1